Exhibit 13

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)
LIBERATION INVESTMENTS, LTD.	)
)
Plaintiffs,	)
	)	Civil Action No. 1636–N
V.	)
)
BALLY TOTAL FITNESS HOLDING	)
CORPORATION, a Delaware	)
corporation,	)
)
Defendant.	)

VERIFIED COMPLAINT PURSUANT TO 8 DEL.C. §211

Plaintiffs Liberation Investments, L.P., and Liberation Investments, Ltd. (collectively “Liberation Investments”), by and through their attorneys, allege as follows:

1. Liberation Investments, collectively is the record owner of 200 shares and the beneficial holder of approximately 4.1 million shares of the common stock of Bally Total Fitness Holding Corporation (“Bally” or the “Company”), which amounts to approximately 12% of its outstanding stock.

2. Bally is a Delaware corporation. Its registered agent for service of process in Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

3. The last annual meeting of stockholders of Bally was held on July 29, 2004. Since that date, there has not been an annual meeting of the stockholders of Bally, nor has there been action by written consent of Bally’s stockholders to elect directors in lieu of an annual meeting.

4. Bally has a classified board. Two directors, James McAnally and John Rogers, were elected at the July 2004 annual meeting. As of the 2004 annual meeting Bally also had four other directors, Kenneth Looloian and Stephen Swid of the class to be re-elected in 2005 and Paul Toback and Barry Deutsch of the class of 2006. Mr. Toback is the Company’s Chairman and Chief Executive Officer. Mr. Deutsch is his close childhood friend.

5. After the 2004 election the board increased the number of directorships to nine. On December 17, 2004, it appointed Eric Langshur to the board, while on May 17, 2005, Marilyn Seymann, a corporate governance expert, and David Wilhelm were named to the board. That was the high-water mark for directors. Mr. Wilhelm resigned from the board on May 20th — three days after he was appointed. Ms. Seymann — who was supposed to bring her expertise to bear to protect the shareholders — did not last much longer. She resigned on August 12, 2005. Finally, Mr. Swid, an independent and well-respected director, left the board on August 26, 2005. That leaves Bally with only six out of nine directors. Thus, at the 2005 annual meeting the stockholders will need to elect four new directors to the board — three for the class of 2005 and one for another class.

6. The Company, however, appears to have no plans to allow stockholders to choose directors. It has not released audited financial statements in over a year despite many promises that it would be doing so soon. As such, plaintiffs expect that the Company — or in fact Mr. Toback who is determined to maintain his control over the Company — will claim that SEC rules prevent any election of directors until Mr. Toback manages to get the Company’s SEC filings up to date. It is an extremely convenient excuse that other managements have attempted to use before but flies squarely in the face of Delaware law.

7. 8 Del.C. §211 (c) provides in pertinent part:

If there be a failure to hold the annual meeting [of stockholders] or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Court of Chancery may issue such orders as may be appropriate, including, without limitation, orders designating the time and place of such meeting, the record date for determination of stockholders entitled to vote, and the form of notice of such meeting.

8. Because Bally has not held an annual meeting during the past 13 months, because there has not been action by written consent of Bally’s stockholders to elect directors in lieu of an annual meeting during the past 13 months, and because Liberation Investments is a Bally stockholder, Liberation Investments is entitled, pursuant to 8 Del.C. §21l(c), to an order compelling Bally to hold an annual meeting of stockholders for the election of directors to fill all four board vacancies as of the filing of this Complaint at a date chosen by the Court, as well as any other supplemental orders needed to make sure that the meeting happens.

WHEREFORE, Liberation Investments, L.P. and Liberation Investments, Ltd. respectfully request that this Court enter an order:

a. Summarily ordering Bally Total Fitness Holding Corporation to hold an annual meeting of stockholders by no later than October 28, 2005, with a record date of the date of this Complaint;

b. Requiring the election of directors at the annual meeting of stockholders to be accomplished by written ballot pursuant to 8 Del. C. § 21l(e); and

c. Granting Liberation Investments, L.P. and Liberation Investments, Ltd. such other relief, including reasonable attorneys’ fees and costs, as this Court shall deem appropriate,

d.

ASHBY & GEDDES

/s/ Lauren E. Maguire (I.D. #4261)
Stephen E. Jenkins (I.D. #2152)
Lauren E. Maguire (I.D. #4261)
222 Delaware Avenue
P.O. Box 1150
Wilmington, DE 19899
(302) 654-1888

Attorneys for Liberation Investments, L.P. and Liberation Investments, Ltd.

Dated: September 16, 2005

VERIFICATION

STATE OF CALIFORNIA	)
	)	SS
COUNTY OF LOS ANGELES	)

I, Emanuel Pearlman, being first duly sworn, depose and say as follows:

1. I am the Manager of Liberation Investments Group LLC, which is the general partner of Liberation Investments, L.P., and I am a director of Liberation Investments, Ltd.;

2. I have read the foregoing Verified Complaint Pursuant to 8 Del.C. § 211; and

3. The allegations set forth therein are true, complete and correct to the best of my knowledge, information and belief.

/s/ EMANUEL PEARLMAN
Emanuel Pearlman

Sworn to and subscribed before me This 15 day of September, 2005

Notary Public